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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                      13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)

                             AMERISTAR CASINOS, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)

                                   03070Q 10 1
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                                 (CUSIP Number)

                                 PETER C. WALSH
                     3773 HOWARD HUGHES PARKWAY, SUITE 490S
                             LAS VEGAS, NEVADA 89169
                                 (702) 567-7000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                NOVEMBER 19, 2006
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             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.


         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 03070Q101                    13D                    Page 2 of 8 Pages
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1.     Names of Reporting Persons. I.R.S. Identification Nos. of above persons
       (entities only)

       Estate of Craig H. Neilsen
       -------------------------------------------------------------------------

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

       (a) [ ]
       -------------------------------------------------------------------------

       (b) [X]
       -------------------------------------------------------------------------

3.     SEC Use Only
       -------------------------------------------------------------------------

4.     Source of Funds (See Instructions)

       OO (1)
       -------------------------------------------------------------------------

5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to
       Items 2(d) or 2(e)     [ ]
       -------------------------------------------------------------------------

6.     Citizenship or Place of Organization

       United States
       -------------------------------------------------------------------------
Number of            7.   Sole Voting Power
Shares                    31,528,400
Beneficially              ------------------------------------------------------
Owned by             8.   Shared Voting Power
Each                      0
Reporting                 ------------------------------------------------------
Person With          9.   Sole Dispositive Power
                          31,528,400
                          ------------------------------------------------------
                     10.  Shared Dispositive Power
                          0
       -------------------------------------------------------------------------
11.    Aggregate Amount Beneficially Owned by Each Reporting Person
       31,528,400 (2)
       -------------------------------------------------------------------------
12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)   [ ]

       N/A
       -------------------------------------------------------------------------
13.    Percent of Class Represented by Amount in Row (11)

       55.8%
       -------------------------------------------------------------------------
14.    Type of Reporting Person (See Instructions)

       OO (3)
       -------------------------------------------------------------------------

(1) The securities beneficially owned by the Estate of Craig H. Neilsen (the "Estate") were acquired as a result of the death of Craig H. Neilsen on November 19, 2006. The securities were acquired by the Estate by operation of law upon Craig H. Neilsen's death. Therefore, this item is not applicable.

(2) Includes 420,000 shares subject to options which are currently exercisable.

(3) The Reporting Person is an estate to which the securities reported herein passed upon the death of Craig H. Neilsen.

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CUSIP No. 03070Q101                    13D                    Page 3 of 8 Pages
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1.     Names of Reporting Persons. I.R.S. Identification Nos. of above persons
       (entities only)

       Ray H. Neilsen
       -------------------------------------------------------------------------

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

       (a) [ ]
       -------------------------------------------------------------------------

       (b) [X]
       -------------------------------------------------------------------------

3.     SEC Use Only
       -------------------------------------------------------------------------

4.     Source of Funds (See Instructions)

       OO (4)
       -------------------------------------------------------------------------

5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to
       Items 2(d) or 2(e)     [ ]
       -------------------------------------------------------------------------

6.     Citizenship or Place of Organization

       United States
       -------------------------------------------------------------------------
Number of            7.   Sole Voting Power
Shares                    176,366(5)
Beneficially              ------------------------------------------------------
Owned by             8.   Shared Voting Power
Each                      31,528,400(6)
Reporting                 ------------------------------------------------------
Person With          9.   Sole Dispositive Power
                          176,366(5)
                          ------------------------------------------------------
                     10.  Shared Dispositive Power
                          31,528,400(6)
       -------------------------------------------------------------------------
11.    Aggregate Amount Beneficially Owned by Each Reporting Person
       31,704,766
       -------------------------------------------------------------------------
12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)   [ ]

       N/A
       -------------------------------------------------------------------------
13.    Percent of Class Represented by Amount in Row (11)

       56.5%
       -------------------------------------------------------------------------
14.    Type of Reporting Person (See Instructions)

       IN
       -------------------------------------------------------------------------


(4) Ray H. Neilsen was named as co-personal representative of the Estate of Craig H. Neilsen (the "Estate"). The securities beneficially owned by the Estate were acquired as a result of the death of Craig H. Neilsen. The securities were acquired by the Estate by operation of law upon Craig H. Neilsen's death. Therefore, this item is not applicable.

(5)     Includes 34,766 shares subject to options exercisable within 60 days.

(6) Includes 31,528,400 shares held by the Estate, including 420,000 shares subject to options which are currently exercisable.

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CUSIP No. 03070Q101                    13D                    Page 4 of 8 Pages
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1.     Names of Reporting Persons. I.R.S. Identification Nos. of above persons
       (entities only)

       Gordon R. Kanofsky
       -------------------------------------------------------------------------

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

       (a) [ ]
       -------------------------------------------------------------------------

       (b) [X]
       -------------------------------------------------------------------------

3.     SEC Use Only
       -------------------------------------------------------------------------

4.     Source of Funds (See Instructions)

       OO (7)
       -------------------------------------------------------------------------

5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to
       Items 2(d) or 2(e)     [ ]
       -------------------------------------------------------------------------

6.     Citizenship or Place of Organization

       United States
       -------------------------------------------------------------------------
Number of            7.   Sole Voting Power
Shares                    0
Beneficially              ------------------------------------------------------
Owned by             8.   Shared Voting Power
Each                      31,662,876(8)
Reporting                 ------------------------------------------------------
Person With          9.   Sole Dispositive Power
                          0
                          ------------------------------------------------------
                     10.  Shared Dispositive Power
                          31,662,876(8)
       -------------------------------------------------------------------------
11.    Aggregate Amount Beneficially Owned by Each Reporting Person
       31,662,876
       -------------------------------------------------------------------------
12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)   [ ]

       N/A
       -------------------------------------------------------------------------
13.    Percent of Class Represented by Amount in Row (11)

       56.4%
       -------------------------------------------------------------------------
14.    Type of Reporting Person (See Instructions)

       IN
       -------------------------------------------------------------------------

(7) Gordon R. Kanofsky was named as co-personal representative of the Estate of Craig H. Neilsen (the "Estate"). The securities beneficially owned by the Estate were acquired as a result of the death of Craig H. Neilsen. The securities were acquired by the Estate by operation of law upon Craig H. Neilsen's death. Therefore, this item is not applicable.

(8) Includes 31,528,400 shares held by the Estate, including 420,000 shares subject to options which are currently exercisable. Also includes 12,000 shares held by the Kanofsky Family Trust Dated January 27, 1998 (the "Kanofsky Trust"), of which Mr. Kanofsky and his spouse are co-trustees, and 122,476 shares subject to options which are exercisable within 60 days, which options are also held by the Kanofsky Trust.


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CUSIP No. 03070Q101                    13D                    Page 5 of 8 Pages
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ITEM 1. SECURITY AND ISSUER

         This Statement relates to the common stock, par value $.01 per share ("Common Stock"), of Ameristar Casinos, Inc., a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 3773 Howard Hughes Parkway, Suite 490 South, Las Vegas, Nevada 89169

ITEM 2. IDENTITY AND BACKGROUND

        (a)          Name: Estate of Craig H. Neilsen (the "Estate"), Ray H.
                     Neilsen and Gordon R. Kanofsky

        (b) Business Address: 3773 Howard Hughes Parkway, Suite 490S, Las Vegas, Nevada 89169

        (c) Prior to his death, Craig H. Neilsen served as the Chairman of the Board, President and Chief Executive Officer of the Company. Ray H. Neilsen serves as the Vice President of Operations and Special Projects of the Company. Gordon R. Kanofsky serves as the Executive Vice President of the Company. Ray H. Neilsen and Gordon R. Kanofsky are each Directors and Co-Chairmen of the Board of the Company.

        (d),(e)      During the last five years, none of Craig H. Neilsen, Ray
                     H. Neilsen or Gordon R. Kanofsky have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)          Citizenship: United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        This Schedule 13D is being filed as a result of Craig H. Neilsen's death. The securities were acquired by the Estate by operation of law upon the death of Mr. Neilsen. Therefore, this item is not applicable.

ITEM 4. PURPOSE OF TRANSACTION

        The purpose of the transaction to which this Schedule 13D relates are as follows:

        The securities were acquired by the Estate as a result of Craig H. Neilsen's death.

        (a) Mr. Neilsen's estate plan provides for 25,000,000 shares of Common Stock to pass through his Estate to the Craig H. Neilsen Revocable Trust (the "Trust") to The Craig H. Neilsen Foundation (the "Foundation"), a private foundation that is primarily focused on spinal cord injury research and treatment. The successor co-trustees of each of the Trust and the Foundation are Ray H. Neilsen and Mr. Kanofsky. The estate plan also provides for 1,000,000 shares of the Common Stock to pass from the Estate to the Trust to be held for the benefit of, or distribution to, Ray H. Neilsen or certain members of his family, or in certain circumstances, the Foundation. The estate plan further provides for the balance of the shares in the Estate to pass to the Trust for distribution to Ray H. Neilsen.

        (b)- (c)     Not applicable.

        (d) On November 19, 2006, Ray H. Neilsen and Gordon R. Kanofsky were elected as Directors and Co-Chairmen of the Board of the Company. In addition, John M. Boushy was elected as the Chief Executive Officer and President of the Company, and on December 14, 2006, Mr. Boushy was elected as a Director of the Company. No other management or directorship changes were made.

         (e)-(j)     Not applicable.


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CUSIP No. 03070Q101                    13D                    Page 6 of 8 Pages
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) - (b)    The response of each of the Estate, Ray H. Neilsen
                     and Gordon R. Kanofsky with respect to rows 7, 8, 9, 10,
                     11, 12 and 13 are incorporated herein by reference.

        (c)          During the 60 days immediately preceding the date of this
                     Schedule 13D, neither the Estate nor Ray H. Neilsen have effected any transactions in the Common Stock. On November 8, 2006, Gordon R. Kanofsky exercised employee stock options to purchase 3,500 shares of Common Stock at an exercise price of $2.36. These shares were immediately sold on the open market for $25.00 per share. On November 13, 2006, Gordon R. Kanofsky exercised employee stock options to purchase 24,500 shares of Common Stock an exercise price of $2.36. These shares were immediately sold on the open market at prices ranging from $24.90 to $24.98 per share.

        (d)          Not applicable.

        (e)          Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Craig H. Neilsen's estate plan provides for 25,000,000 shares of Common Stock to pass through his Estate to the Trust to the Foundation. The successor co-trustees of each of the Trust and the Foundation are Ray H. Neilsen and Gordon R. Kanofsky. The estate plan also provides for 1,000,000 shares of the Common Stock to pass from the Estate to the Trust to be held for the benefit of, or distribution to, Ray H. Neilsen or certain members of his family, or in certain circumstances, the Foundation. The estate plan further provides for the balance of the shares in the Estate to pass to the Trust for distribution to Ray
H. Neilsen.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Exhibit 1    Joint Filing Agreement

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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       December 15, 2006

                                       ESTATE OF CRAIG H. NEILSEN

                                       By:  /s/ RAY H. NEILSEN
                                          --------------------------------------
                                       Name:   Ray H. Neilsen
                                       Title:  Co-Personal Representative

                                       By:  /s/ GORDON R. KANOFSKY
                                          --------------------------------------
                                       Name:   Gordon R. Kanofsky
                                       Title:  Co-Personal Representative


                                       /s/ RAY H. NEILSEN
                                       -----------------------------------------
                                       RAY H. NEILSEN

                                       /s/ GORDON R. KANOFSKY
                                       -----------------------------------------
                                       GORDON R. KANOFSKY